FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Australia and New Zealand Banking Group Limited

(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒                                                                   Form 40-F    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐  No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand Banking Group Limited
(Registrant)

	By:	/s/ John Priestley
Company Secretary
(Signature)*
Date 06 October 2004

* Print the name and title of the signing officer under his signature.

2

Company Secretary’s Office
Level 6, 100 Queen Street Melbourne VIC 3000
Phone 03 9273 6141 Fax 03 9273 6142 www.anz.com

ANZ StEPS – quarterly distribution

On 15 September 2004 ANZ paid the quarterly distribution on its ANZ Stapled Exchangeable Preferred Securities (ANZ StEPS) and set the Distribution Rate for the payment due on 15 December 2004.

The distribution paid for the quarter ended 15 September 2004 for each ANZ StEPS was based on a Distribution Rate of 6.53% p.a. as announced on 16 June 2004.

The Distribution Rate for the quarter ending 15 December 2004 has been set in accordance with clause 3.1 of the Note Terms set out in the Prospectus dated 14 August 2003. The Distribution Rate was calculated as follows:

Market Rate (90 day bank bill rate as at 15 September 2004)	5.4100% p.a.
Plus the initial margin	1.0000% p.a.
Distribution Rate	6.4100% p.a.

This distribution of $1.5981 for each ANZ StEPS will be paid on 15 December 2004 with the record date being 30 November 2004.

John Priestley
Company Secretary
Australia and New Zealand Banking Group Limited

for and on behalf of
Australia and New Zealand Banking Group Limited and
ANZ Holdings (New Zealand) Limited
17 September 2004

3

Level 12
170-186 Featherston Street
P O Box 1791, Wellington
New Zealand
Tel: 64 4 802 2000
Media Release	Fax: 64 4 802 3000

For Release: 1 October 2004

New Zealand Inland Revenue tax notices

ANZ National Bank Limited today announced it had received Notices of Proposed Adjustment from the New Zealand Inland Revenue Department (IRD) in respect of a structured finance transaction undertaken by ANZ New Zealand in the year ended 30 September 2000.

Based on the independent tax and legal advice obtained, the Bank is confident the tax treatment it has adopted for this transaction and all similar transactions is correct and does not currently expect to raise additional provisions for any tax liability relating to this matter.

Summary of Potential Financial Impact

•                  IRD proposed adjustments cover the 2000 to 2003 tax years and imply a maximum potential liability of NZ$54 million (NZ$62 million with interest tax effected).

•                  Maximum potential tax liability on all similar transactions is partially offset by tax indemnities given by Lloyds TSB Bank plc relating to The National Bank of New Zealand.

•                  Net potential liability on all similar transactions of NZ$200 million (NZ$232 million with interest tax effected) up to 30 September 2004.

The tax adjustments proposed by the IRD for the transaction cover the 2000 to 2003 tax years and imply a maximum potential liability of NZ$54 million (NZ$62 million with interest tax effected).  If applied to the 2004 tax year, an additional liability of NZ$10 million is implied (NZ$15 million with interest tax effected).

The IRD is also investigating other transactions undertaken by ANZ New Zealand and The National Bank of New Zealand, which have been subject to the same tax treatment.  Should the same position be taken on all transactions, including those that the Notices cover, the maximum potential tax liability would be approximately NZ$299 million (NZ$348 million with interest tax effected) for the period to 30 September 2004.

Of that maximum potential tax liability in dispute, it has been calculated that approximately NZ$99 million is subject to tax indemnities given by Lloyds TSB Bank plc under the agreement by which ANZ acquired The National Bank of New Zealand, and which relate to transactions undertaken by The National Bank of New Zealand before December 2003. This leaves a net potential liability of NZ$200 million (NZ$232 million with interest tax effected).

The Notices have been issued as part of an industry-wide review by the IRD of structured finance transactions in New Zealand.  A Notice of Proposed Adjustment is a formal advice that the IRD is proposing to amend tax assessments.  The Notice is not a tax assessment and does not establish a tax liability.  It is the first step in a formal disputes process.

4

ANZ National Bank Limited, with the rest of the banking industry, is working in cooperation with the Government on tax law changes that would affect transactions of this type in the future.  ANZ has not entered into similar transactions for some time and many of those being reviewed have already matured. Legislative changes could involve the remaining transactions being terminated within the next 12 months.

For media enquiries in New Zealand, contact:	For analyst enquiries, contact:

Craig Howie	Simon Fraser
Senior Manager Corporate Affairs	Head of Investor Relations
Tel: +64-4-463 9414 or +64-27-490 9424	Tel: +61-3-9273 4185 or +61-412-823721
Email: howiec@anz.com	Email: frasers@anz.com

In Australia:

Kate Gore
Media Relations Manager
Tel: +61-3-9273 6190 or +61-409-655 551
Email: gorek@anz.com

5

Rule 3.19A.1

Appendix 3X

Initial Director’s Interest Notice

Name of entity	Australia and New Zealand Banking Group Limited (“ANZ”)
ABN	11 005 357 522

ANZ give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr John Powell Morschel
Date of appointment	01/10/2004

Part 1 – Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of security
4,000 ordinary fully paid shares

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	Number & Class of Securities

Not Applicable	Not Applicable

Part 3 – Director’s interests in contracts – Nil.

John Priestley
Company Secretary
Australia and New Zealand Banking Group Limited

6

Name of entity	Australia and New Zealand Banking Group Limited (“ANZ”)
ABN	11 005 357 522

ANZ give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr David Edward Meiklejohn
Date of appointment	01/10/2004

Part 1 – Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of security

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	Number & Class of Securities

Invia Custodian Pty Limited <The Meiklejohn Super FD A/C>	2,656 Ordinary Fully Paid Shares

Part 3 – Director’s interests in contracts – Nil.

John Priestley
Company Secretary
Australia and New Zealand Banking Group Limited

7

Corporate Affairs
Level 22, 100 Queen Street
Melbourne Vic 3000
Facsimile 03 9273 4899
www.anz.com

For Release: 5 October 2004

2004 Final Dividend Record and Ex-Dividend Dates

ANZ today advised changes to the previously announced Record Date and Ex-Dividend Date for its 2004 Final Dividend.

•      The Record Date will be Friday, 12 November 2004 (previously Wednesday, 10 November).

•      The Ex-Dividend Date will be Monday, 8 November 2004 (previously Thursday, 4 November).

For media enquiries contact:

Paul Edwards
Head of Group Media Relations
Tel: 03-9273 6955 or 0409-655 550
Email: paul.edwards@anz.com

8

Personal Division Market Update
September 2004

Overview

Brian Hartzer

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ANZ has transformed Personal into a successful growth business

Strong momentum evident in underlying performance

Asset growth ($b)
21%
68.7
75.5
83.2
1H03
2H03
1H04
Deposit growth ($b)
11%
33.2
34.7
36.7
1H03
2H03
1H04
NPAT growth ($m)*
13%
371
406
418
1H03
2H03
1H04

2

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A proven management team

- **Brian Hartzer**
  Personal
  - **Greg Camm**
    Personal & Wealth Distribution
  - **Chris Cooper**
    Mortgages
  - **Jenny Fagg**
    Credit Cards Australia
  - **Mike Guerin**
    Rural Banking
  - **John Harries**
    Banking & Transaction Products
  - **David Hisco**
    Merchant Services
  - **Shane Buggle**
    CFO
  - **Michael Liley**
    Strategy & Marketing
  - **Sonya Clancy**
    People Capital

3

ANZ

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Personal business update: addressing some of your issues

Presentation focus	Market issues
Brian Hartzer - Overview • ANZ Personal Banking journey and current business momentum • Future priorities	• Personal Banking has not been a traditional strength for ANZ – how are we addressing this?
Greg Camm – Personal & Wealth Distribution • Retail franchise journey and current business momentum • Restoring Customer Faith program	• What happened to Restoring Customer Faith? • Performance of our branch network • Branch network cross sell of ING products
Chris Cooper – Mortgages • Business momentum and portfolio credit quality • Net interest margin dynamics • Growth strategies • Mortgage broker strategy	• Use of mortgage brokers • Sectoral net interest margin pressures • Earnings growth in slowing housing market
Brian Hartzer – Consumer Finance • Business momentum and portfolio credit quality • Credit Cards response to interchange reform • Merchant acquiring repositioning strategy	• Impact of interchange reform on Consumer Finance business

4

ANZ

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Best Transaction Accounts
2004 (Money Magazine)

Cannex Mortgage Star Ratings
March 2004
12
8
4
0
ANZ
Westpac
NAB
CBA
SGB
AHL
Wizard
RAMS
Five Star Awards
Four Star Awards

Personal Investor Bank of the Year 2000 - 2004

Now bank
of the century.

6

ANZ

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'Breakout' has built an engaged, productive workforce

Staff Satisfaction - "am I satisfied working at the ANZ?"
Positive Responses
Negative Responses
100%
80%
60%
40%
20%
0%
57%
88%
20%
4%
1999
2000
2001
2002
2003
2004

Staff Advocacy – " I would recommend ANZ as a place to work"
Positive Responses
Negative Responses
100%
80%
60%
40%
20%
0%
35%
84%
31%
5%
1999
2000
2001
2002
2003
2004

Staff are critical to retail success:

- Sense of "ownership and accountability"
- 5000 staff trained in sales and compliance since 2002
- Staff initiatives include:
  - State based training schools
  - ANZ Talent and Emerging Leaders Program
  - More women in senior roles
  - New "life balance" policies for female and mature age staff
  - Alliance with ABC Learning Centres (childcare)
  - *pcs@home*

7

ANZ

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Restoring Customer Faith was the critical next step

RCF turns the Bank "inside out"	What does it achieve?
• Acknowledgement that we "got it wrong" in the 90's • Local CEO model • Freedom with accountability • Community orientation • Detailed MIS and sales disciplines • "Customer Charter" service guarantee • Independent risk and compliance checking	• Sense of ownership and commitment • Engaged staff • Higher customer satisfaction • Higher sales and market share • Talent pool of future leaders • Stronger community bonds • Strong risk and compliance focus

8

ANZ

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RCF has dramatically improved customer satisfaction

Customer Satisfaction# with Main Financial Institution
85
80
75
70
65
60
55
50
Jun-96
Oct-96
Feb-97
Jun-97
Oct-97
Feb-98
Jun-98
Oct-98
Feb-99
Jun-99
Oct-99
Feb-00
Jun-00
Oct-00
Feb-01
Jun-01
Oct-01
Feb-02
Jun-02
Oct-02
Feb-03
Jun-03
Oct-03
Feb-04
Jun-04
Closest major peer
Restoring Customer Faith program commenced
ANZ
Peer Banks
Regional Banks

*Source: Roy Morgan Research – Main Financial Institution Satisfaction

#% Satisfied (very or fairly satisfied), 6 monthly moving average

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Bottom line: real momentum, growing market share, more upside

Market share of "traditional banking" financial services increasing*

%
18
16
14
12
10
8
6
4
2
0
15.2
14.8
5.8%
4.0%
10.8
9.4
Growth from best in class products
RCF & new transaction accounts introduced
1998
1999
2000
2001
2002
2003
2004
ANZ
Peer average

Gap in market share between ANZ & peers has reduced by 1/3

10

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Upside case study: deepening the relationships

Untapped high growth Private & Premier Customers

(all products*)

Est. share of market EVA™

ANZ Customers
13%
36%
51%
ANZ Customers' EVA™ at other institutions
Non ANZ Customers

Source: FMCG Analytics

**includes transaction accounts, mortgages, cards and managed investment products*

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ANZ

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Personal Division Market Update
September 2004

Distribution

Greg Camm

ANZ NOW

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Strong distribution network: Underweight share

12.8%
72 (16%)
RCF July 2004
SA/NT
13.4%
82 (23%)
RCF July 2004
10.6%
145 (15%)
RCF Apr 2004
8.7%
211 (14%)
RCF Oct 2002
12.2%
207 (23%)
RCF May 2002
15.3%
24 (24%)
RCF Oct 2003

Legend

- Share of "traditional banking"*
- **Branches** (share of branches)
- **RCF** Date Restoring Customer Faith fully rolled out

15

ANZ

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ANZ Now

Personal Banking Website of the Year 2004

BANKING & FINANCE awards 2004

Gold Medal Products: ANZ Breakfree

Australian Service Excellence Awards

Banking Institution of the Year 2004

16

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We are building a distinctive culture

What we've been doing

- Upgraded performance management
- 20 new Branch Managers from retailing/outside ANZ
- New recruitment process
- Established training schools
- Stronger communications
- New, transparent reporting down to branch level
- Strong incentive to think like a customer and act like an owner

What our people are saying

Advocacy

Staff Advocacy
38%
62%
80%
85%
Jul-01
Jul-02
Jul-03
Jul-04

Satisfaction

Staff Satisfaction
58%
77%
85%
91%
Jul-01
Jul-02
Jul-03
Jul-04

Absenteeism

- Down 36% in 18 months

Absenteeism
days per FTE pa
9.20
7.40
6.80
4.10
4.70
1H02
2H02
1H03
2H03
1H04

17

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Strengthening our Retail network

Our Goals	Our Objectives	Our Achievements so Far
Lift the quality of branches Open new branches	❖ A better and safer environment for Customers and Staff ❖ A better customer experience	✓ 103 branches refurbished since 2002 (additional 89 in Rural) ✓ 292 branches re-branded and re-signed (additional 274 in Rural) ✓ New Telling platform rolled out in 2004

18

ANZ

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Building on our customer experience leadership

Our Goals	Our Objectives	Our Achievements so Far
Restore Customer Faith **Provide a distinctive customer experience**	❖ Rebuild relationship ❖ Improve ❖ Loyalty ❖ Advocacy ❖ Share of wallet	✓ Customer Charter the foundation ✓ Mystery shopping metrics strong ✓ Leading queue management ✓ Strong complaint resolution process
Improve operational efficiency and sales capability	❖ Increase staff engagement ❖ Move decision making closer to our customers	✓ 40 Local Markets created and managed by "Local CEO's" ✓ Performance Management reorientated around Local Market profitability ✓ All front line sales staff trained in "Oneway" sales process

19

ANZ

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We had to rebuild the relationship

Provide Flawless, Front-to-Back Service
Transform into Customer-Led Organisations
Restoring Customer Faith & Winning the Lifelong Loyalty of our Customers
Break into a Portfolio of Customer Businesses
Have Smart, Well-Located Branches
Formulate a Winning Deposit Strategy & Product
Regain The Faith of Our People
Convert

Taking Specialisation to the Frontline

21

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ANZ Rural Banking - Microsoft Internet Explorer provided by ANZ
ANZ
contact us | locate us | help centre | about ANZ | shareholders | careers
Search ANZ
ANZ homepage
Individuals
Financial Advice
Business
Corporate
Rural
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Internet Banking
Agribusiness Solutions
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Events and Sponsorship
Manager Locator
Up to $400 for your community group.*
Rural Banking
Agribusiness Solutions
Community Programs
Contact Local Manager
Take a fresh look · Consider ANZ
News and Offers
Victorian Beef Week 2005
Beef and Dairy AUSFTA Brief
ANZ Revolving Agri Line
Agribusiness Solutions
Agribusiness Services
Capital and Long Term finance
Seasonal Finance
more...
Community Commitment
ANZ in Rural Communities
ANZ in the Community
Events and Sponsorships
Career Opportunities
Internet Banking
ANZ E*TRADE
log on
ANZ Spotlight
Internet Banking Demonstration
Access to Economic News
ANZ Customer Charter
Apply now
Applying for Finance
Tools & Calculators
Farm Budget Planners
Forms
Fees/Rates/Taxes/Terms
Calculators and Product Selectors
Agribusiness Credit Forms
Financial Dictionary
* Terms and conditions apply.

Our people

"Someone local to turn to"

Our customers

"Meet their needs every time"

Our Service

"Easy to do business with"

Increasing rural share

22

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Network sales efficiency growing, helped by CRM…

90
80
70
60
50
Sep-02
Mar-03
Sep-03
Mar-04
Jul-04

1.2
1
0.8
0.6
0.4
0.2
0
Apr-03
Jul-03
Oct-03
Jan-04
Apr-04
Jul-04

MySales customers contacted
(quarterly)

100,000
80,000
60,000
40,000
20,000
0
Sep-02
Mar-03
Sep-03
Mar-04
Jun-04
Jul-04

New Accounts opened by contacted customers
(quarterly)

10,000
8,000
6,000
4,000
2,000
0
Sep-02
Mar-03
Sep-03
Mar-04
Jun-04
Jul-04

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…and market leading products

New accounts have improved acquisition, reduced attrition

Net New Access Accounts

'000s
180
160
140
120
100
80
60
40
20
0
H102
H202
H103
H203
H104
New
Closed
Net

Leading to good growth in the number of accounts

Total access accounts

'000s
1950
1900
1850
1800
1750
1700
1650
1600
1550
1500
1450
Relaunch
Oct-01
Apr-02
Oct-02
Apr-03
Oct-03
Apr-04

25

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Referrals and expanded Planner force driving growth in Wealth

Network Referrals
17%
10,198
7,202
9,291
10,442
12,000
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04(F)

Planner Numbers
15%
252
242
270
275
290
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04(F)

$m per month
Managed Investments - Gross Flows
350
300
250
200
150
100
50
0
Jul-03
Oct-03
Jan-04
Apr-04
Jul-04

$m per month
Insurance – Annual Premiums Written
60
50
40
30
20
10
0
Jul-03
Oct-03
Jan-04
Apr-04
Jul-04

26

ANZ

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Our face to face performance has improved significantly

Contact Centre calls answered within 1 minute

77%
89%
93%
93%
1H03
2H03
1H04
2H04

77%
82%
83%
84%
1H03
2H03
1H04
2H04

81%
76%
85%
89%
Oct-03
Dec-03
Mar-04
Jun-04

Source: branches with Qmatic systems

Branch Mystery Shopping results are strong

Mystery shopping score
100%
95%
90%
85%
80%
75%
Oct-03
Jan-04
Apr-04
Jul-04
Source: Gap Busters;
Metro and Rural networks

27

ANZ

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Customers are responding very positively

Group complaints are down ...

3473
2955
2953
1907
Oct-03
Dec-03
Mar-04
Jun-04

... and are being resolved faster

(avg days to resolve)

8.1
2.3
2003
2004 YTD

Customer Satisfaction is up* ...

(score out of 10)

7.1
7.2
7.2
7.8
2H02
1H03
2H03
1H04

... and risk of defection is falling*

(customers moved or seriously considering moving)

36%
40%
36%
30%
2H02
1H03
2H03
1H04

* Source: Roberts Research, for both Metro and Rural networks

28

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Personal Division Market Update
September 2004

Mortgages

Chris Cooper

ANZ NOW

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Australian Mortgage Lending
Growth (%)
FUM ($b)
25
20
15
10
5
0
800
700
600
500
400
300
200
100
0
Growth
FUM
Sep-02(a)
Sep-03(a)
Sep-04(f)
Sep-05(f)
Sep-06(f)

Source: ANZ Economics; RBA, Annual reports, (includes Equity lines)

Mortgages Market Share as at Mar 04
ANZ 12%
CBA 17%
NAB 15%
Westpac 14%
St George 7%
Other 36%

Source: RBA, Annual reports, includes Equity Lines

ANZ Market Share
13%
12%
11%
10%
Mar-02
Mar-03
Mar-04
Total Mortgages*
Mortgages Retail*

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NPAT ($m)
108
110
119
111
2H02
1H03
2H03
1H04

CTI (%)
50%
40%
30%
20%
10%
0%
29.3%
32.3%
32.4%
35.5%
2H02
1H03
2H03
1H04

FUM ($b)
53.1
60.6
67.4
74.2
2H02
1H03
2H03
1H04

Margins (%)
1.40
1.20
1.00
0.80
0.60
0.40
0.20
0.00
1H02
2H02
1H03
2H03
1H04

34

ANZ

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Cyclical funding costs the key driver of margin contraction

Mortgages Average Margin
107
-8
Funding
-2
Competitive Pressures
-2
Broker Payments
95
-2
Funding
-1
Competitive Pressures
-1
Broker Payments
91
2H03
1H04
2H04F
Units = basis points

Cash / 30 Day Bill Spread
%
6.00
5.50
5.00
4.50
4.00
3.50
3.00
%
0.35
0.30
0.25
0.20
0.15
0.10
0.05
0.00
2H03
1H04
2H04
Mar-03
May-03
Jul-03
Sep-03
Nov-03
Jan-04
Mar-04
May-04
Jul-04
Average Difference
Rolling 30 day
cash

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Margins also impacted by product mix and loan size

Product Mix
16%
19%
12%
52%
15%
19%
14%
52%
14%
17%
16%
54%
12%
14%
17%
58%
15%
12%
16%
57%
13%
10%
16%
61%
1H02
2H02
1H03
2H03
1H04
2H04*
Std VR**
Money Saver
Easy Start
Fixed Rate

Loan Size
100%
80%
60%
40%
20%
0%
Feb-02
May-02
Aug-02
Nov-02
Feb-03
May-03
Aug-03
Nov-03
Feb-04
May-04
250 plus
150-250
125-150
50-125
0-50

36

ANZ

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Portfolio continues to be very high quality

Delinquency Trends (>60 days arrears)
ANZ Network and Brokers

0.30%
0.25%
0.20%
0.15%
0.10%
0.05%
0.00%
Network
Broker
Sep-03
Dec-03
Mar-04
Jun-04

0.6%
0.5%
0.4%
0.3%
0.2%
0.1%
0.0%
OO
Equity
Investment
Aug-03
Nov-03
Feb-04
May-04

ANZ Portfolio by LVR – Australia
As at June 2004

75%
50%
25%
0%
LVR at Origination
Dynamic LVR
LVR<60%
61-75%
76-80%
81%-90%
91%+

Inner City Delinquencies
>60 days as at Jul 04

($m)
(#)
6
4
2
0
16
12
8
4
0
Accounts 60+ days (RHS)
Exposure (LHS)
Ade
Bris/GC
Hobart
Melb
Perth/Freo
Syd

37

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Sales still strong; Mortgage Solutions to drive further growth

Monthly Sales remain strong
(ANZ Retail)

($m)
2,000
1,500
1,000
500
0
$1,371m
$1,229m
Network
Broker
Sep-01 Mar-02 Sep-02 Mar-03 Sep-03 Mar-04

2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
Sep-01 Mar-02 Sep-02 Mar-03 Sep-03 Mar-04

Mortgages Direct Referrals Growing
Numbers and Volumes (weekly)

($m)
(#)
300
200
100
0
3,000
2,000
1,000
0
Number of referrals (RHS)
Value of referrals (LHS)
Jan-04
Feb-04
Mar-04
Apr-04
May-04
Jun-04
Jul-04

Forecast rollout of ANZ Mortgage Solutions Franchises

43
75
105
140
175
2H04
1H05
2H05
1H06
2H06

38

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ANZ Mortgage Solutions will drive growth and diversify distribution

ANZ
6 ways to apply for an ANZ Home Loan
3. Talk to your local mobile lender
1. Call the Home Buyers Line
2. Personal Mortgage Manager
3. Mobile lender
4. Visit an ANZ branch
5. Print and send
6. Apply online

Our aim is to have

39

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Broker channel remains financially and strategically attractive

Broker channel EVA positive

$000
Loan size*
250
200
150
100
50
0
ANZ
ANZ - exc Sup. Loans
Broker

Delivers significant opportunity for cross sell

Additional products sold
2.0
1.5
1.0
0.5
0.0
1.62
1.54
Network
Broker

40

ANZ

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Clearly defined strategy focuses on distribution and business improvement

	2003 Objectives ✓	2004 Objectives ✓	2005 Objectives
Distribution	Establish own distribution channels	Transform existing distribution channels	**Grow proprietary channels**
Business Improvement	Improve 'back office'	Deliver the first stage of process automation	**Automation into the operational areas**

Mortgages is building a platform for future growth...

41

ANZ

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Delivering strong performance

Strong NPAT growth ($m)*

53.4
65.2
83.1
86.7
2H02
1H03
2H03
1H04

Steady FUM growth ($b)

Cards
Personal Loans
4.53
4.80
4.95
5.05
2H02
1H03
2H03
1H04

Cost Income Ratio %*

54.0
52.0
50.0
48.0
46.0
44.0
42.0
40.0
50.6
50.8
47.8
48.1
2H02
1H03
2H03
1H04

Source of Revenue

As at March 2004

11%
31%
58%
Issuing
Acquiring & ATM's
Personal Loans

44

ANZ

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Credit quality in good shape

Credit Card 30 Day + delinquencies
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04

%
Personal Loan write-offs
12
10
8
6
4
2
0
• Scorecard rebuilt to target 3.5% loss rate
• Retail risk capabilities enhanced
2000
2001
2002
2003
2004*

Credit Card write-offs
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04

Fraud Losses reducing
(% of turnover bps)
4.8
4.2
3.5
2002
2003
2004

45

ANZ

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Successfully repositioning our cards portfolio post interchange reforms

Understanding our Customers

Key Findings:

Understanding our Business

ANZ FF Visa Card – Impact of Interchange Response
Cum. PBT $M
New Proposition
Baseline (post reform)
$1,500
Tier Level
$5,000
Cap Level
Spend Segments - $000's
30% of Spend
from 65% of Accts
52% of Spend
from 32% of Accts
18% of Spend
from 3% of Accts

46

ANZ

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Customer attrition minimised via segment specific tactics

Proactive Retention

Reactive Retention

Segmentation Approach: ANZ FF Visa Example

Customer Value
Easiest to Retain
Core Focus of Retention Efforts
High Value
Above Average
Standard
Little to No
Low
Med to High
Impact of Changes

The Role of Diners Club...

Primary Audience:
Diners product offers a good solution to off-set Visa product changes
Secondary Audience:

A Strong Outcome:

47

ANZ

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We have made a conscious market share trade-off...

A lower share of spend.....

Market Share of Spend
(3 Month Moving Avg Adj for DC Spend)
24%
22%
20%
18%
16%
14%
12%
10%
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
ANZ Interchange
response takes effect

...but significantly more attractive profile

% Change in Spend Per Account
Jun 03 – Jun 04
+6.0%
Low Spending
Revolvers
- 34.8%
High Spending
Transactors

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...to achieve a more attractive portfolio

Change in Outstandings Earning Interest%
(3 Month Moving Avg.)
5%
4%
3%
2%
1%
0%
-1%
-2%
-3%
ANZ Interchange
response takes effect
ANZ
Market
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04

49

ANZ

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Issuing strategy – sustain growth through adjacent segments

Repeatable Formula

1. Build Brand
2. Get More Customers
3. Increase Profit of Existing Customers
4. Retain Profitable Customers
5. Extend into New Segments
6. Drive Scale Efficiencies

Adjacent Customer/Product Segments

Current Business
New Products
• Low Rate MasterCard
New Customer Segments
• Interest rate sensitive
New Businesses
• White Label Capability
• Diners
New Channels
• Internet : 60 sec application
New Value Chain Steps
• Loyalty Management System
New Geographies
• Indonesia & Philippines

50

ANZ

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...delivering strong growth with clear plans going forward

Strong growth in Merchant Outlets...

Number of Merchant Outlets
000's
80
70
60
50
40
30
20
Mar-99
Aug-99
Jan-00
Jun-00
Nov-00
Apr-01
Sep-01
Feb-02
Jul-02
Dec-02
May-03
Oct-03
Mar-04
Renewed focus on Acquiring Business

...with opportunities ahead

52

ANZ

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Personal Division Market Update
September 2004

Summary
Brian Hartzer

ANZ NOW

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A solid foundation for growth

- **Experienced and Proven Management Team**
- **Leading Products**
- **Engaged Workforce**
- **Increasingly Satisfied Customers**

Our goal is to become

"Australia's fastest growing most respected major retail bank"

55

ANZ

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[GRAPHIC]

Personal Division Market Update

September 2004

Overview

Brian Hartzer

[LOGO]

ANZ has transformed Personal into a successful growth business

Strong momentum evident in underlying performance

[GRAPHIC]

Asset growth ($b)

[CHART]

Deposit growth ($b)

[CHART]

NPAT growth ($m)*

[CHART]

* adjusted for 1H03 under-accrual and NZ and International Cards operations

[LOGO]

A proven management team

Brian Hartzer
Personal

Greg Camm	Shane Buggle
Personal & Wealth Distribution	CFO

Chris Cooper	Michael Liley
Mortgages	Strategy & Marketing

Jenny Fagg	Sonya Clancy
Credit Cards Australia	People Capital

Mike Guerin
Rural Banking

John Harries
Banking & Transaction Products

David Hisco
Merchant Services

Personal business update: addressing some of your issues

Presentation focus		Market issues

Brian Hartzer - Overview

• ANZ Personal Banking journey and current business momentum	[GRAPHIC]	• Personal Banking has not been a traditional strength for ANZ – how are we addressing this?
• Future priorities

Greg Camm – Personal & Wealth Distribution

• Retail franchise journey and current business momentum		• What happened to Restoring Customer Faith?
• Restoring Customer Faith program	[GRAPHIC]	• Performance of our branch network
• Branch network cross sell of ING products

Chris Cooper – Mortgages

• Business momentum and portfolio credit quality		• Use of mortgage brokers
• Net interest margin dynamics	[GRAPHIC]	• Sectoral net interest margin pressures
• Growth strategies		• Earnings growth in slowing housing market
• Mortgage broker strategy

Brian Hartzer – Consumer Finance

• Business momentum and portfolio credit quality • Credit Cards response to interchange reform • Merchant acquiring repositioning strategy	[GRAPHIC]	• Impact of interchange reform on Consumer Finance business

We have built a strong retail business…. block by block……

Our goal is to become Australia’s “fastest growing most respected major retail bank”

ANZ NOW

IMPROVED CUSTOMER SATISFACTION

[GRAPHIC]	ENGAGED WORKFORCE

Personal Banking not a traditional strength for ANZ	MARKET LEADING PRODUCTS
SPECIALIST PRODUCT BUSINESS UNITS

Pre-1997	1997	2004

Specialisation and deep research helped us design the best products

Transaction Account of the Year

2003, 2002, 2001 (Personal Investor)

Best Transaction Accounts

2004 (Money Magazine)

Savings Institution of the Year

2003, 2002, 2001, 2000, 1998, 1997

ANZ’s dominance of the awards shows an incredible consistency: products with excellent features and lower fees.

Personal Investor Magazine, 2002

Home Lender of the Year

2004, “oops!”, 2002, 2001, 2000

Cannex Mortgage Star Ratings

March 2004

[CHART]

Personal Investor Bank of the Year 2000 - 2004	[GRAPHIC]	Now bank of the century.

‘Breakout’ has built an engaged, productive workforce

Staff Satisfaction - “am I		Staff are critical to retail success:
satisfied working at the ANZ?”
• Sense of “ownership and accountability”

• 5000 staff trained in sales and compliance since 2002
[CHART]
• Staff initiatives include:

	[GRAPHIC]	• State based training schools

Staff Advocacy – “ I would		• ANZ Talent and Emerging Leaders Program
recommend ANZ as a place to work”
• More women in senior roles

• New “life balance” policies for female and mature age staff
[CHART]
• Alliance with ABC Learning Centres (childcare)

• pcs@home

Restoring Customer Faith was the critical next step

RCF turns the Bank “inside out”		What does it achieve?

• Acknowledgement that we “got it wrong” in the 90’s		• Sense of ownership and commitment

• Local CEO model		• Engaged staff

• Freedom with accountability		• Higher customer satisfaction

• Community orientation	[GRAPHIC]	• Higher sales and market share

• Detailed MIS and sales disciplines		• Talent pool of future leaders

• “Customer Charter” service guarantee		• Stronger community bonds

• Independent risk and compliance checking		• Strong risk and compliance focus

RCF has taken time but the results are now clear

RCF has dramatically improved customer satisfaction

Customer Satisfaction# with Main Financial Institution

[CHART]

*Source: Roy Morgan Research – Main Financial Institution Satisfaction

#% Satisfied (very or fairly satisfied), 6 monthly moving average

Bottom line: real momentum, growing market share, more upside

Market share of “traditional banking”
financial services increasing*

[CHART]

*Source: Roy Morgan Research

Traditional banking includes deposit & transaction accounts, cards, mortgages and personal/other loans

Upside case study: deepening the relationships

Untapped high growth Private & Premier Customers

(all products*)

Est. share of market EVATM

• Clear opportunity to increase share of wallet

[CHART]	[GRAPHIC]	• Challenge is to create an integrated proposition

• Execution is the key

Source: FMCG Analytics

*includes transaction accounts, mortgages, cards and managed investment products

What we are doing now:

Priority		Enabler (examples)

Accelerate the momentum in specialist businesses	Þ	• Share best practices
• Segment marketing capability

Grow deposit share	Þ	• Strong brand
• Targeted customer acquisition strategies

Deepen relationships	Þ	• “Easy to do business with”
• Single customer view

Move costs from “back” to “front”	Þ	• Strong branch network
• Streamlined process costs

Strengthen the lead on people and culture	Þ	• Engage our people
• Breakout for all the front line

Summary

•              The strategy is paying off:

•              Profit is growing

•              Market share is growing

•              Customer satisfaction is growing

•              Staff engagement is growing

•              Retail takes time but we now have the momentum

[GRAPHIC]

Personal Division Market Update

September 2004

Distribution

Greg Camm

[LOGO]

Strong distribution network: Underweight share

[CHART]

* Source: Roy Morgan Research – “traditional banking includes deposit & transaction account products, cards, mortgages and personal/other loans. Market share figures based on 12 months to June 2004

[LOGO]

ANZ Now

•                  Building a distinctive culture

•                  Strengthening our Retail network

•                  Building our customer experience leadership

•                  Improving our sales capability

[LOGO]

We are building a distinctive culture

What our people are saying

[GRAPHIC]

What we’ve been doing	Advocacy	Staff Advocacy

• Upgraded performance management	• More than 4/5 would recommend ANZ as a place to work	[CHART]
• 20 new Branch Managers from retailing/outside ANZ
• New recruitment process	Satisfaction
• Established training schools		Staff Satisfaction
• Stronger communications	• Satisfaction score now higher than the ANZ average	[CHART]
• New, transparent reporting down to branch level
• Strong incentive to think like a customer and act like an owner	• 16% uplift in 2 years
	Absenteeism	Absenteeism days per FTE pa
	• Down 36% in 18 months	[CHART]

Strengthening our Retail network

Our Goals	Our Objectives	Our Achievements so Far

Lift the quality of branches	• A better and safer environment for Customers and Staff	• 103 branches refurbished since 2002 (additional 89 in Rural)
Open new branches
• 292 branches re-branded and re-signed (additional 274 in Rural)

	• A better customer experience	• New Telling platform rolled out in 2004

Building on our customer experience leadership

Our Goals	Our Objectives	Our Achievements so Far

Restore Customer Faith	• Rebuild relationship	• Customer Charter the foundation

	• Improve	• Mystery shopping metrics strong
Provide a distinctive customer experience	• Loyalty
	• Advocacy	• Leading queue management
• Share of wallet
• Strong complaint resolution process

Improve operational efficiency and sales capability	• Increase staff engagement	• 40 Local Markets created and managed by “Local CEO’s”

	• Move decision making closer to our customers	• Performance Management reorientated around Local Market profitability

• All front line sales staff trained in “Oneway” sales process

Customer Charter the foundation for Restoring Customer Faith

Our promises

1.                                      Simple accounts, fees and charges

2.                                      Simple, fast account opening

3.                                      Quick, convenient branch banking

4.                                      24 hour, 7 day accessibility

5.                                      Fast, efficient phone service

6.                                      Respect for personal information and privacy

7.                                      Helping you understand our communications

8.                                      Swift resolution of complaints - if we make a mistake, we will put it right

9.             Building relationships with the community

10.          Accountability through an independent review

[GRAPHIC]

We had to rebuild the relationship

Taking Specialisation to the Frontline

• Local Market -based small businesses led by Local CEO

• Responsible for all customers

• Find great people to lead them

[CHART]	[GRAPHIC]	• Manage to a 4 pillar contract – Financial Results, Customer, Staff, and Compliance

• Ownership culture – ‘Think like a customer, act like an owner’

• Autonomy to set local strategies

• Real rewards for success

Rural Banking has been transformed with its own local market model

Our people

[GRAPHIC]

“Someone local to turn to”

Our customers

[GRAPHIC]	[GRAPHIC]

“Meet their needs every time”

Our Service

[GRAPHIC]

“Easy to do business with”

Increasing rural share

We are improving our sales effectiveness

•                  CRM is lifting sales effectiveness

•                  Our products are more customer friendly

•                  Referrals and more planners are improving Wealth product sales

[GRAPHIC]

Customer satisfaction is up	Ý

Network sales efficiency growing, helped by CRM…

Sales events per effective sales FTE increasing

(number per month)

[CHART]

MySales customers contacted

(quarterly)

[CHART]

Cross Sales – Average number of general insurance sales per loan sold

[CHART]

New Accounts opened by contacted customers

(quarterly)

[CHART]

…and market leading products

New accounts have improved acquisition, reduced attrition

Net New Access Accounts

[CHART]

Leading to good growth in the number of accounts

Total access accounts

[CHART]

Referrals and expanded Planner force driving growth in Wealth

Network Referrals

[CHART]

Managed Investments - Gross Flows

[CHART]

Planner Numbers

[CHART]

Insurance – Annual Premiums Written

[CHART]

Our face to face performance has improved significantly

Contact Centre calls answered within 1 minute

[CHART]

Branch wait times have shortened

(% customers served within 5 minutes)

[CHART]

Call handling in our Contact Centre has also improved

(% first point contact resolution)

[CHART]

Branch Mystery Shopping results are strong

[CHART]

Customers are responding very positively

Group complaints are down …

[CHART]

Customer Satisfaction is up* …

(score out of 10)

[CHART]

… and are being resolved faster

(avg days to resolve)

[CHART]

… and risk of defection is falling*

(customers moved or seriously considering moving)

[CHART]

We are building on this momentum

Strategic Goal	Initiatives	Targeted Outcomes

Build a compelling retail banking brand	• Continue to enhance our customer proposition around our Customer Charter	• Be recognised as providing the best service proposition of the “majors”

Further improve operational efficiency and sales capability	• Strengthen Outbound Calling capability	• Double the number of outbound sales calls

	• Simplify and align remuneration and incentives to customer value creation	• Align employee rewards to shareholder value creation

	• Fine tune sales training and sales management	• Further gains in sales productivity

	• Selectively leverage technology to simplify Branch processes	• Free up capacity from within existing fixed cost base for additional revenue generation

Extend Sales footprint	• Continue to upgrade our Branches	• Refurbish a further 78 Branches in 2005 (plus 59 in Rural)
• Complete re-signage of network

	• Strengthen our presence in growth corridors	• A sustainable Branch expansion program

Summary

•              We have strong momentum and great upside:

• Leading customer experience

• Higher sales effectiveness
	[GRAPHIC]	We are unlocking the value in our retail network
• Growing market share

• Record Staff satisfaction

[GRAPHIC]

Personal Division Market Update

September 2004

Mortgages

Chris Cooper

[LOGO]

Leveraging product expertise with improved distribution

•      A strong track record in an attractive market

•      High quality portfolio

•      Brokers remain fundamentally attractive

•      Diversifying distribution and process automation

[GRAPHIC]

[LOGO]

Mortgage market is attractive and expected to deliver reasonable growth

Australian Mortgage Lending

[CHART]

Source: ANZ Economics; RBA, Annual reports, (includes Equity lines)

Mortgages Market Share as at Mar 04

[CHART]

Source: RBA, Annual reports, includes Equity Lines

ANZ Market Share

[CHART]

* “Mortgages Retail” represents ANZ branded mortgages sourced from our own distribution network and brokers. “Total Mortgages” includes white-labelled mortgages written through our Origin subsidiary

A strong track record, but recent performance impacted by margins

NPAT ($m)

[CHART]

FUM ($b)

[CHART]

CTI (%)

[CHART]

Margins (%)

[CHART]

Cyclical funding costs the key driver of margin contraction

Mortgages Average Margin

[CHART]

Cash / 30 Day Bill Spread

[CHART]

Margins also impacted by product mix and loan size

Product Mix

[CHART]

Loan Size

[CHART]

* Based on half to date.

**Std Variable includes Equity Loans

Portfolio continues to be very high quality

Delinquency Trends (>60 days arrears)

ANZ Network and Brokers

[CHART]

ANZ Portfolio by LVR – Australia

As at June 2004

[CHART]

Delinquency Trends (>60 days arrears)

(Owner Occupied, Investment, Equity Manager)

[CHART]

Inner City Delinquencies

>60 days as at Jul 04

[CHART]

Sales still strong; Mortgage Solutions to drive further growth

Monthly Sales remain strong

(ANZ Retail)

[CHART]

Mortgages Direct Referrals Growing

Numbers and Volumes (weekly)

[CHART]

Lower Monthly Prepayment Rates
support FUM growth

(Payment in advance of schedule)

[CHART]

Forecast rollout of ANZ

Mortgage Solutions Franchises

[CHART]

ANZ Mortgage Solutions will drive growth and diversify distribution

[GRAPHIC]

•	Will fill a gap in our distribution model with an innovative solution

•	Offers customer choice and convenience

•	With 12% of the Australian mortgage market, tremendous opportunity from remaining 88%

•	Specialist sales forces achieve rapid growth through mobility and flexibility

•	Lower origination costs than broker channel

•	27 franchises already on the road

Our aim is to have

•     1/3 of sales from our branch network

•     1/3 of sales from brokers

•      1/3 of sales from Specialist channels

Broker channel remains financially and strategically attractive

Broker channel EVA positive

•      Detailed review of Broker channel performed this half in conjunction with Trowbridge Deloitte

•      Broker Channel ROE comfortably above Group ROE

•      Distribution costs fully variable

•      Delivers larger new loan size

Loan Size*

[CHART]

* Based on drawn amount; Sup Loans refer to Supplementary Loans, which are written through the branch network and tend to be smaller in size

Delivers significant opportunity for cross sell

Additional products sold

[CHART]

•     Valuable source of new customer acquisition for overall Group

•      Expands distribution footprint

Clearly defined strategy focuses on distribution and business improvement

	2003 Objectives	2004 Objectives	2005 Objectives

	Establish own	Transform existing	Grow
Distribution	distribution	distribution	proprietary
	channels	channels	channels

		Deliver the first	Automation into
Business	Improve ‘back	stage of	the
Improvement	office’	process automation	operational
areas

Mortgages is building a platform for future growth…

[GRAPHIC]

Personal Division Market Update

September 2004

Consumer Finance

Brian Hartzer

[LOGO]

Successfully dealing with the challenges

•      Consumer Finance has a strong track record

•      Portfolio remains healthy

•                  Focus on the customer and understanding of the business has delivered a good post-interchange outcome for our Issuing business

•      Acquiring business transformed, growing share

[LOGO]

Delivering strong performance

Strong NPAT growth ($m)*

[CHART]

Cost Income Ratio %*

[CHART]

* adjusted for 1H03 under-accrual and NZ and International Cards operations

Steady FUM growth ($b)

[CHART]

Source of Revenue

As at March 2004

[CHART]

Credit quality in good shape

Credit Card 30 Day + delinquencies

[CHART]

Credit Card write-offs

[CHART]

Personal Loan write-offs

[CHART]

Fraud Losses reducing

(% of turnover bps)

[CHART]

Successfully repositioning our cards portfolio post interchange reforms

Understanding our Customers

•                  Customer Research: 1,200 existing AFFV customers surveyed to understand the perceived impact of different product changes

Key Findings:

•                  Increased Annual Fees found to be the greatest attrition catalyst

•                  Points: Flat reduction in earn rate would result in a significant negative impact on perceived value and affect our most valuable customers

Understanding our Business

ANZ FF Visa Card – Impact of Interchange Response

[CHART]

Customer attrition minimised via segment specific tactics

Proactive Retention		[GRAPHIC]	Reactive Retention

•	Proactive strategy implemented via letters		•	Reactive strategy implemented by an inbound Retention team
•	Offers that improve the value of the product
•	Primary purpose: prevent closure requests, particularly from high value customers		•	Purpose: intercept closure requests and save the account

Segmentation Approach: ANZ FF Visa Example

[CHART]

The Role of Diners Club...

[CHART]

Diners product offers a good solution to off-set Visa product changes

A Strong Outcome:

•                  Attrition well below budget

•                  The Annualised Attrition rate of our highest value segment decreased by 15%

We have made a conscious market share trade-off…

A lower share of spend…..	…but significantly more attractive profile

Market Share of Spend	% Change in Spend Per Account
(3 Month Moving Avg Adj for DC Spend)	Jun 03 – Jun 04

[CHART]	[CHART]

…to achieve a more attractive portfolio

Change in Outstandings Earning Interest%
(3 Month Moving Avg.)

[CHART]

Issuing strategy – sustain growth through adjacent segments

Repeatable Formula

Build Brand

Get More Customers

Increase Profit of Existing Customers

Retain Profitable Customers

Extend into New Segments

Drive Scale Efficiencies

Adjacent Customer/Product Segments

New Products		New Customer Segments

• Low Rate MasterCard		• Interest rate sensitive

New Businesses	Current Business	New Channels
• White Label Capability		• Internet : 60 sec application
• Diners

New Value Chain Steps		New Geographies

• Loyalty Management System		• Indonesia & Philippines

We have transformed our Merchant Acquiring business…

1999		2004

• 16 different terminal types from multiple vendors; Software changes require physical visit	Þ	• Terminal fleet streamlined to MultiPOS; Remote software download capability

• Minimal fraud detection systems	Þ	• Neural network fraud system

• Portfolio skewed to small number of large customers	Þ	• Strong focus on small business; >20% year-on-year growth

• Low penetration of ANZ banking customer base	Þ	• Cross-sell “win back” campaigns >90% immediate success; now institutionalised

• Low staff satisfaction at around 70%	Þ	• >90% staff satisfaction (since 2002)

• 96% cost-income ratio	Þ	• 49% cost-income ratio

• Declining customer numbers	Þ	• Growing SME market share

[GRAPHIC]

…delivering strong growth with clear plans going forward

Strong growth in Merchant Outlets…

Number of Merchant Outlets

[CHART]

   with opportunities ahead

• “Do more Acquiring” – focus on targeted profit pools/segments

• Expand into new segments

• Develop Adjacent Opportunities

Summary

•             Market remains attractive

•             A strong track record of growth

•             Strong focus on the customer delivers successful interchange outcome

•             Acquiring business has been transformed and is delivering strong growth

•             Well positioned to compete successfully against traditional and new competitors

[GRAPHIC]

Personal Division Market Update

September 2004

Summary

Brian Hartzer

[LOGO]

A solid foundation for growth

• Experienced and Proven Management Team	[GRAPHIC]

Our goal is to become

• Leading Products		“Australia’s fastest
growing most respected
• Engaged Workforce		major retail bank”

• Increasingly Satisfied Customers

[LOGO]

[GRAPHIC]

Personal Division Market Update

September 2004

[LOGO]

Brian Hartzer

Brian Hartzer is Group Managing Director of Personal Banking.

This division primarily serves ANZ’s retail customers in Australia. It includes the following businesses: Personal and Wealth Distribution, Mortgages, Credit Cards, Merchant Services, Banking Products and Rural Banking.

Brian was previously Managing Director of ANZ’s Consumer Finance business where he was responsible for credit cards, merchant acquiring and personal loans.

Prior to this, Brian was Managing Director of ANZ’s Cards and ePayments business.

Before joining ANZ, Brian was Vice President and head of the San Francisco office of First Manhattan Consulting Group, a leading strategic consulting firm to the financial services industry. During 10 years with First Manhattan, he consulted to major banks, credit card companies and brokerage firms.

As a consultant, Brian was seconded to ANZ from 1994 to 1997 in a number of roles, including Head of Consumer Marketing and Head of Database Marketing. He also worked on a variety of Group-level strategic projects including retail distribution strategy, retail and commercial market segmentation, and the introduction of Economic Value Added (EVA)-based management accounting principles.

Brian holds a Bachelor of European History (highest honours) from Princeton University and is also a Chartered Financial Analyst.

[GRAPHIC]

Key Dates

May 2004

Appointed Group Managing Director,
Personal Banking

April 2002

Appointed Managing Director,
Consumer Finance

September 1999

Joined ANZ as Managing Director
Global Cards

December 1996

Appointed Head of

Consumer Marketing (Acting)

July 1996

Appointed Head of Database Marketing

and Market Research (Acting)

June 1994

Appointed Consultant to ANZ

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Greg Camm

Greg Camm is Managing Director, Personal and Wealth Distribution.

This includes the teams in ANZ’s metropolitan branch network, the contact centre, and our network of financial planners.

Greg was previously Managing Director, New Zealand, and before that was Managing Director, Mortgages.

From March 1996, Greg was General Manager Retail Marketing. Before this, he was General Manager of Retail Banking in New Zealand. He previously held the position of General Manager of the Chief Executive’s Office.

Greg joined ANZ in April 1989 as General Manager Investor Relations.

Before joining ANZ, Greg was General Manager at National Mortgage Market Corporation Ltd. Prior to that, he was the Manager of Victoria and Tasmania for mortgage insurer MGICA Ltd, having joined them from the credit union industry.

Greg holds a Bachelor of Business, majoring in accounting and finance and a Master of Business Administration.

He serves on the Appeal Board of the Australia and New Zealand Intensive Care Foundation, and is a Trustee of the Australian Cancer Research Foundation.

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Key Dates

May 2004

Appointed Managing Director,

Personal and Wealth Distribution

December 2002

Appointed Managing Director,

New Zealand

February 1998

Appointed Managing Director Mortgages,

Personal Financial Services

March 1996

Appointed General Manager

Retail Marketing

July 1993

Appointed General Manager

Retail Banking (New Zealand)

June 1992

Appointed General Manager

Chief Executive’s Office

April 1989

Joined ANZ as General Manager

Investor Relations

Chris Cooper

Chris Cooper is Managing Director, Mortgages.

He is responsible for all residential mortgage security lending activities. He oversees the management of all aspects of mortgages including marketing, product development, operations and securities.

Chris was previously ANZ’s Global Head of Foreign Exchange and before this he worked with ANZ in the FX area from 1978 to 1994.

He has served in many senior positions covering ANZ businesses in Melbourne, London, New York and New Zealand.

During his period outside ANZ, Chris was Australian Treasurer for Standard Chartered Bank.

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Key Dates

December 2002

Appointed Managing Director,

Mortgages

November 1994

Appointed Global Head of

Foreign Exchange – ANZ

January 1994

Australian Treasurer –

Standard Chartered

January 1992

New Zealand Treasurer – ANZ

April 1984

Executive Vice President,

FX Americas – ANZ

Jenny Fagg

Jenny Fagg is Managing Director, Credit Cards Australia.

She is responsible for the business that provides consumer and commercial credit cards to ANZ’s customers.

Jenny joined ANZ in 2000 as General Manager, Consumer Finance Risk Management and Personal Loans.

She was appointed Managing Director, Credit Cards Australia, in October 2002.

Before joining ANZ, Jenny worked at KPMG where she developed a retail risk management practice.

She was previously at Citibank where she had a number of general manager positions in credit cards and risk management, along with business ownership of mortgages, small business and share finance.

Jenny has a Bachelor of Economics and Psychology and a PhD in Risk Management.

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Key Dates

October 2002

Appointed Managing Director,

Credit Cards Australia

January 2000

Appointed General Manager,

Consumer Finance

Risk Management and
Personal Loans, ANZ

1998

Director and Retail Lending
Specialist, KPMG

1996

General Manager,
Customer Finance Marketing

1993

General Manager,
Consumer Credit

David Hisco

David Hisco is Managing Director, Merchant Services.

This business includes the merchant acquiring businesses in Australia and New Zealand, as well as the smart card development unit.

Prior to this, David was General Manager Merchant Acquiring in Australia.

Before joining the merchant business in ANZ, David was General Manager of UDC Finance, New Zealand’s largest finance company and part of ANZ’s asset finance business.

David has previously had six years in Corporate Banking management roles, and five years in senior management at Esanda.

David is a Director of Eftpos New Zealand Ltd (a wholly owned subsidiary of ANZ), and Mondex Australia. He holds a Bachelor of Business (Accounting) from Deakin University, a Graduate Diploma in Business Administration from Monash University, and an Executive Masters of Business Administration from Monash University (Mt Eliza).

He is a Fellow of the Australian Institute of Banking and Finance and an Associate of the Australian Society of Accountants.

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Key Dates

October 2002

Appointed Managing Director,
Merchant Payment Solutions,
now Merchant Services

February 2000

Appointed General Manager,
Merchant Acquiring and
Smartcards

January 1998

Appointed General Manager,
UDC Finance, New Zealand

September 1996

Appointed National Manager,
Specialised Leasing, Esanda

Mike Guerin

Mike Guerin is Head of Rural Banking Australia.

He is responsible for ANZ’s Australian Rural Banking network, which includes more than 280 branches and more than 60 agencies.

Mike’s role is to provide the vision and framework to build a stronger and more sustainable business in regional and rural Australia for ANZ.

Mike joined ANZ in 1989 and has held a variety of roles, including Regional Manager Auckland, National Manager of Small to Medium Business New Zealand and General Manager of UDC Finance. He was appointed Head of Rural Banking Australia in April 2002.

Mike holds an MBA, a Bachelor of Commerce and a Diploma of Banking.

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Key Dates

April 2002

Appointed Head of Rural Banking
Australia

May 2000

Appointed General Manager UDC
Finance

June 1998

Appointed National Manager,
Small to Medium Business,
New Zealand

1989

Joined ANZ

John Harries

John is the acting Managing Director, Bankings Products.  He is responsible for ANZ’s consumer deposit products as well as ANZ’s wealth products V2+, Trustees, margin lending and ANZ’s E*TRADE relationship.

John was previously General Manager, Retail Mortgages Australia, where he developed a leading mortgage product range. He oversaw record growth and sales in the last year for ANZ’s Australian mortgage products.

Before this, he was Head of Marketing for Mortgages and National Manager, Consumer Marketing.

John was previously Head of Marketing from 1988 to 1996 with Town & Country Building Society in Western Australia and acting General Manager in 1996. This integrated financial services and property business was acquired by ANZ in 1990 and ran independently until full integration in 1999.

From 1982 to 1988, John held a number of senior positions with Perth Building Society/Challenge Bank Group. During this time, he was responsible for managing the conversion of Perth Building Society, Hotham Building Society, Trade Credits Ltd and National Permanent Finance Corporation into Challenge Bank.

John holds a Bachelor of Commerce from the University of Western Australia and is on the Council of Chatham Primary School and leads the Education and Heritage Committee.

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Key Dates

July 2004

Appointed Managing Director
Banking Products (acting)

June 2002

Appointed Head of Retail
Mortgages Australia

February 1998

Appointed Head of Marketing for
Mortgages

April 1997

National Manager Consumer
Marketing

July 1990

Joined ANZ

Shane Buggle

Shane is Chief Financial Officer Personal Division.

Shane has over 20 years experience in banking and finance.

Shane rejoined ANZ in 2003 as CFO for the Consumer Finance business, before moving to his current role, having previously worked for ANZ between 1993 -1999 in the Group Finance area.  In between ANZ engagements, Shane held the position of CFO for Zurich Financial Services Ireland, based in Ireland, and CFO for CPA Australia.

Prior to joining ANZ in 1993, Shane was a senior manager with PricewaterhouseCoopers in Corporate Finance and before that in Audit and Assurance.

[GRAPHIC]

Key Dates

August 2004

Appointed Chief Financial Officer,
Personal Division

May 2003

Appointed Chief Financial Officer.
Consumer Finance

September 2002

Appointed Chief Financial Officer,
CPA Australia

October 1999

Appointed Chief Financial Officer,
Zurich Financial Services, Ireland

August 1993

Joined ANZ

Michael Liley

Michael is Head of Strategy and Marketing..

Before joining ANZ in July 2004, Michael was a partner in a boutique venture capital firm during which time amongst other things he managed one of the major investments, an international technology company in the UK, for most of 2003.

Previously he was a member of National Australia Bank’s senior executive group where, amongst other roles he was General Manager, Global Retailing and Channel Development responsible for modernising the bank’s channels globally, as well as running the retail banks globally. Immediately prior to his leaving the Bank in mid 2001, he was responsible for the establishment of a new division focused on developing new businesses of the future, especially as they related to online and new economy activities.

Michael joined NAB in 1988 to head up Consumer Marketing.  In 1992 he moved to London with NAB to oversee the marketing activities of its European Operations.  In 1995 he moved to Hong Kong to run the banks Asian division, covering 12 countries. Michael oversaw an acceleration in the growth of the bank’s Asia wholesaling banking business as well as introducing selected retail banking activities.

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Key Dates

July 2004

Appointed Head of Strategy and
Marketing, ANZ Personal Division

2003

Partner, Venture Capital, UK

1995

Appointed Head of NAB Asia

1992

Appointed NAB Europe, Head of
Marketing

1998

Joined National Australia Bank,
Head of Consumer Marketing

Sonya Clancy

Sonya Clancy is Head of People Capital, Personal Banking Division.

Sonya works closely with the leadership team and focuses on strategic People Capital issues, opportunities and priorities facing the Division and ANZ.

Joining ANZ in 1998, Sonya has held various senior people capital roles including Head of People Capital for the Operations, Technology and Shared Services Division, Head of People Capital, Metro & Regional Banking and Head of People Capital Shared Services.

Sonya has a Bachelor of Arts Degree and brings over 15 years executive experience in corporate strategic Human Resource issues in financial services and pharmaceutical industries.

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Key Dates

September 2004

Appointed Head People Capital,
ANZ Personal Division

March 2002

Appointed Head People Capital,
OTSS

April 2001

Appointed Head People Capital,
Metro & Regional Banking

August 1999

Appointed Head People Capital,
Shared Services

September 1998

Joined ANZ

The material in this presentation is general background information about the Bank’s activities current at the date of the presentation.  It is information given in summary form and does not purport to be complete.  It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor.  These should be considered, with or without professional advice when deciding if an investment is appropriate.

For further information visit

www.anz.com

or contact

Simon Fraser

Head of Investor Relations

ph: (613) 9273 4185   fax: (613) 9273 4091   e-mail: simon.fraser@anz.com